UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

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Under the Securities Exchange Act of 1934

(Amendment No. __)*

HEAT BIOLOGICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.0002 Per Share

(Title of Class of Securities)

42237K 102

(CUSIP Number)

Leslie Marlow, Esq.

Gracin & Marlow, LLP

The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

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March 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 42237K 102	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only): Michael Kharitonov
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ Not Applicable (b) ☐ Not Applicable
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,666,010*
		8	SHARED VOTING POWER 0*
		9	SOLE DISPOSITIVE POWER 1,666,010*
		10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,666,010*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.13%
14	TYPE OF REPORTING PERSON IN

*

Based upon information obtained directly from Heat Biologics, Inc. (the “Company” or the “Issuer”), there were 17,524,641 shares of common stock, par value $0.0002 per share (the “Common Shares”), of the Company outstanding as of March 23, 2016.  As of the filing date of this Schedule 13D, Dr. Kharitonov held 949,960 Common Shares, of which 900,000 were issued in the Company’s public offering that closed on March 23, 2016. Dr. Kharitonov also holds warrants currently exercisable for 675,000 Common Shares and options to purchase an aggregate of 64,860 Common Shares, of which 41,050 options are exercisable within 60 days of the date of this filing.

CUSIP No. 42237K 102	13D	Page 3 of 5 Pages

ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0002 per share (the “Common Shares”), of Heat Biologics, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 801 Capitola Drive, Durham, North Carolina 27713.

ITEM 2.	IDENTITY AND BACKGROUND

This statement is being filed on behalf of Michael Kharitonov, a member of the board of directors of the Company. The address of the principal business office of Dr. Kharitonov is 2170 Dwight Way, Berkeley, California  94704 and his principal occupation is serving as Chief Executive Officer of Voleon Capital Management.

During the last five years, Dr. Kharitonov has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Dr. Kharitonov is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On March 23, 2016, Dr. Kharitonov invested an aggregate of $675,000 in the Company’s public offering and acquired 900,000 Common Shares and warrants exercisable for 675,000 Common Shares. The 900,000 Common Shares and warrants to purchase up to 675,000 Common Shares were purchased at a combined public offering price of $0.75 per share and related warrant. The warrants are exercisable immediately upon issuance, expire five years after the date of issuance and have an exercise price of $1.00 per share.

In 2011, Dr. Kharitonov invested $249,750 in 112,500 shares of the Company’s Series 1 Preferred Stock that was converted into 49,960 Common Shares in the Company’s initial public offering that closed in July 2013.

Options were granted to Dr. Kharitonov to purchase an aggregate of 64,860 Common Shares as consideration for Mr. Kharitonov’s service as a member of the Company’s board of directors, of which 41,050 options are exercisable within 60 days of the date of this filing.

ITEM 4.	PURPOSE OF TRANSACTION.

As described in Item 3 of this Schedule 13D, the securities set forth in this Schedule 13D were either granted to Dr. Kharitonov as consideration for services he provided to the Company or acquired by Dr. Kharitonov for investment purposes.  At present, Dr. Kharitonov does not have any plans or proposals that relate to or would result in any of the items for which disclosure is required pursuant to Item 4 of Schedule 13D.

CUSIP No. 42237K 102	13D	Page 4 of 5 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Based upon information obtained directly from the Company, there were 17,524,641 Common Shares outstanding as of March 23, 2016.  As of the filing date of this Schedule 13D, Dr. Kharitonov held 949,960 Common Shares.   In addition, Dr. Kharitonov acquired warrants exercisable for 675,000 shares of Common Shares in the Company’s public offering that closed on March 23, 2016

Dr. Kharitonov has been issued options exercisable for an aggregate of 64,860 Common Shares, of which 41,050 are vested and exercisable on the date hereof.

As of the date hereof, the aggregate number and percentage of Common Shares beneficially owned by Dr. Kharitonov (on the basis of 17,524,641 Common Shares outstanding as of March 23, 2016, as described above) are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	1,666,010	9.13%
(b)	Number of shares of Common Stock as to which Dr. Kharitonov has:

	(i) Sole power to vote or to direct the vote: 1,666,010

	(ii) Shared power to vote or to direct the vote: 0

	(iii) Sole power to dispose or to direct the disposition of: 1,666,010

	(iv) Shared power to dispose or to direct the disposition of: 0

(c)

See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)

Not applicable.

(e)

Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Company between Dr. Kharitonov and any other person or entity.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:	Form of Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed March 18, 2016)

CUSIP No. 42237K 102	13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael Kharitonov
Michael Kharitonov

Dated: March 23, 2016

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
3/23/2016	Purchased 900,000 Common Shares	*
3/23/2016	Acquired Warrants to purchase 675,000 Common Shares	*

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*

As described in this Schedule 13D, on March 23, 2016, the Reporting Person purchased in the Company’s public offering 900,000 Common Shares and warrants to purchase up to 675,000 Common Shares at a combined public offering price of $0.75 per share and related warrant. The warrants are exercisable immediately upon issuance, expire five years after the date of issuance and have an exercise price of $1.00 per share.